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                            October 14, 2021

       Brian K. Kistler
       Chief Executive Officer
       Freedom Holdings, Inc.
       6461 N 100 E
       Ossian, IN 46777

                                                        Re: Freedom Holdings,
Inc.
                                                            Amendment No. 3 to
Form 10
                                                            Filed October 7,
2021
                                                            File No. 000-52952

       Dear Mr. Kistler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Form 10, filed October 7, 2021

       Note 5 - Note Payable, page F-9

   1. We note your response and revisions to your filing as a result of comment 1. Please also revise your audited
financial statement footnote on page F-20 to provide similar disclosure.
       Statement of Operations, page F-15

   2.                                                   We note your response
to comment three. Please address the following:

                                                              Preferred stock
issuances and corresponding stock based compensation recorded in fiscal years 2019
and 2020 appears to relate to services provided by Mr. Hunt and
                                                            Mr. Kistler in
fiscal years 2015 through 2018. Please tell us how you considered ASC
                                                            718-10-25-2 through
25-2B in support of recognition of the entire compensation
                                                            expense in fiscal
years 2019 and 2020 rather than in prior periods, i.e. fiscal years
 Brian K. Kistler
Freedom Holdings, Inc.
October 14, 2021
Page 2
              ended September 30, 2015 through September 30, 2018, as noted in the second bullet of your response;
                We remain unclear as to how you determined the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler as share-based payment transactions are not within the scope of ASC 820-10-15-2(a). Please refer to ASC 718-10-30 and explain in detail how you determined fair value for each of your Series D preferred stock issuances; and
                Revise your financial statement footnotes (both interim and audited) to disclose the significant terms of your Series A, B, C, and D preferred stock, as provided in Exhibit
              3.3. Please refer to ASC 505-10-50.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.




FirstName LastNameBrian K. Kistler                             Sincerely,
Comapany NameFreedom Holdings, Inc.
                                                               Division of
Corporation Finance
October 14, 2021 Page 2                                        Office of
Finance
FirstName LastName